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                                                                    EXHIBIT 99.4


CONSULTING FIDUCIARIES, INC.
--------------------------------------------------------------------------------
Professional Independent Fiduciary Services                       Northbrook, IL

                         SUMMARY OF PROPOSED ACQUISITION
                                       OF
                       RALEIGH, SCHWARZ & POWELL, INC. AND
                           GOLDEN GATE HOLDINGS, INC.
                                       BY
                               BROWN & BROWN, INC.

Brown & Brown, Inc. ("B&B") has made a proposal to acquire the business of Raleigh, Schwarz & Powell, Inc. ("RSP") through a merger of Brown & Brown Inc. of Washington, a wholly-owned subsidiary of B&B with and into RSP. B&B has also made a proposal to acquire the business of Golden Gate Holdings, Inc. ("GGH") through a merger of Brown & Brown Inc. of California, a wholly-owned subsidiary of B&B with and into GGH. Following the merger, if approved, the companies will be a wholly owned subsidiaries of B&B. The proposed merger must be approved by two-thirds of the outstanding shares of RSP and a majority of the GGH common stock, respectively. The Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan and Trust ("ESOP") owns 116,340 shares of RSP common stock and 4,000 shares of GGH common stock representing approximately 54% of the outstanding common stock of RSP and GGH. The ESOP documents provide that in an event such as this, the participants shall have an opportunity to indicate how they wish to have their allocated shares voted.

This summary of the proposed terms of the merger is intended to provide information to each participant in order to make an informed decision regarding the direction to vote his or her allocated shares for or against the proposed merger. This summary is provided for convenience, should not be considered complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Reorganization among B&B and RSP dated as of July 25, 2001 ("Merger Agreement"), which is a part of the Proxy Statement/Prospectus of B&B, copies of which have been provided to each ESOP participant.

In situations such as this, and in order to prevent a conflict of interest from occurring because of the positions the individuals who serve as fiduciaries of the ESOP have with respect to the consideration and negotiation of the proposal from B&B, it is appropriate for the ESOP and its participants and beneficiaries to be represented by an independent fiduciary in the review, consideration and negotiation of the merger proposal from B&B.

Consulting Fiduciaries, Inc. ("CFI") has been appointed by RSP to serve as the Independent Fiduciary on behalf of the ESOP for the purpose of reviewing the proposal and making a determination as to what action the ESOP should take in response to the proposal.

CFI has undertaken a process of review which included visits with the management of RSP; discussions with the ESOP fiduciaries; review of relevant documents regarding the business of RSP and the B&B proposal; discussions with outside advisors and consultants to RSP; and an analysis of the terms of B&B proposal. As part of this process, we reviewed other merger proposals as well as possibilities for restructuring the company.

As each participant knows, the common stock of RSP has been valued each year for ESOP purposes by an independent valuation firm. Ernst & Young, LLC provided the value for 1998 and

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Brown & Brown, Inc. Merger Summary
October __, 2001
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thereafter, Duff & Phelps, LLC of Chicago, Illinois ("DUF") provided the annual valuation.

B&B has offered to pay, subject to certain adjustments discussed below, an amount of shares of B&B which will be calculated based upon the trading range of its shares over a twenty day period, equal to $40 million, to acquire the business of RSP and GGH. This equates to approximately $179 per share and represents a premium of 42% above the prior valuation.

As is typical in transactions of this type, B&B has required that certain representations, warranties and indemnities be provided by RSP and GGH. Ten per cent of the shares of B&B being received will be held in an escrow account pending a one year period during which B&B will have the ability to make claims against the escrow for breaches or violations of the representations. Individual selling shareholders will have greater liabilities than the ESOP which has a maximum exposure of its portion of the escrow. After the one year period, the ESOP portion of the shares, if any, remaining in the escrow will be distributed to the ESOP. Individual shareholders have assumed certain additional liability regarding their shares, as described in the Merger Agreement. The ESOP is excluded from these. The escrow agent will also have specific instruction as to the retention of B&B shares with the objective of preservation of value.

The purchase price is also subject to a downward dollar for dollar adjustment if RSP and GGH's Total Net Worth is less than $13 million, as of a certain date.

If the proposed merger is approved, then, subject to the satisfaction of certain conditions in the Merger Agreement, all of the shares of RSP and GGH common stock held in the ESOP (including any shares allocated to the ESOP account of any participant who votes against the proposed merger) will be exchanged for shares of B&B. As described in the accompanying S-4, there is a holding period of approximately 45 days during which these shares may not be freely traded. After that period, as explained below, there may be some sales of B&B shares.

If the merger is approved, the ESOP will be terminated effective immediately prior to the closing date. Upon the effective date of termination, each participant will become 100% vested in his or her entire account balance in the ESOP. The ESOP termination will take a number of months to complete, in part because it is prudent to obtain certain government approvals before any distributions are made. The process of obtaining these approvals can take several months or more. No distributions are expected to be made from the ESOP until all the appropriate approvals have been received. Once the approvals have been received, each participant will be entitled to receive his or her account balance. Each participant will be notified when the distributions are about to be made in order to give each participant the opportunity to elect the eligible form of distribution preferred by the participant. Distributions will be eligible to be rolled over to an Individual Retirement Account or another qualified retirement plan. It is anticipated that no distributions will be made until four to six months after the plan termination date, subject to the IRS approval.

During the period after the closing date, which is presently anticipated to be October 31, and prior to the end of the 45 day holding period described in the Proxy Statement/Prospectus all participants will receive election forms which will enable them to indicate whether they wish to hold or sell all or a portion of the B&B shares in their accounts. This is intended to provide a one-time opportunity to elect to dispose of or retain B&B shares prior to the receipt to IRS approval of

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Brown & Brown, Inc. Merger Summary
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the termination and the actual distribution of the assets in the accounts. The
Trustee will use proper care and diligence in carrying out the instructions received so as to both follow the instructions and minimize any significant market fluctuation in the trading of the B&B shares. Proceeds from the sale of any shares will be invested in a money market type of investment with an objective of preserving principal and earning an appropriate rate of interest. All earnings will be added to the participant accounts and will be included in any distributions when they are made.

On behalf of the ESOP, DUF was retained as the independent financial advisor to the ESOP to review the terms of the proposed merger for the purposes of determining whether the consideration to be received by the ESOP for the RSP and GGH common stock it holds is not less than fair market value and that the proposed merger is fair to the ESOP from a financial point of view. DUF has indicated they intend to render favorable opinions on both issues to the ESOP at the closing.

After engaging in an appropriate due diligence review of the B&B merger proposal on behalf of the ESOP, CFI has concluded, as of this date, that the proposed merger is fair and in the best interests of the participants and beneficiaries of the ESOP.

In line with this opinion and pursuant to the authority given CFI by its appointment as the Independent Fiduciary to the ESOP, CFI expects to direct the Trustee to vote all unallocated shares of RSP and GGH common stock held in the ESOP as well as any allocated shares of RSP common stock held in the ESOP for which participant directions are not received, in favor of the proposed merger.

It is important that all ESOP participants return their direction letters indicating their decision regarding the proposed merger. The Direction Letters must be received in CFI's offices no later than October 23, 2001 in order to be counted. If any participant has any questions regarding the proposed merger, please contact a representative of CFI on a confidential basis at (800) 714-8282 between the hours of 9:00 AM and 5:00 PM, Chicago time.

October __, 2001